Cartesian Growth Corporation

505 Fifth Avenue, 15th Floor

New York, NY 10017

(212) 461-6363

October 14, 2022

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Mr. John Stickel

Re:	Cartesian Growth Corporation Registration Statement on Form S-4 File No. 333-262644

Dear Mr. Stickel:

Cartesian Growth Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on October 17, 2022, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Thomas Martin of Greenberg Traurig, LLP, at (305) 579-0739 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

Cartesian Growth Corporation.

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Chief Executive Officer

cc:	Alan I. Annex, Esq.

Thomas R. Martin, Esq.

Greenberg Traurig, LLP

[Signature Page to Acceleration Request Letter]